8% PERFORMANCE CREDIT RIDER

If this rider is available in your state, you may choose to add this benefit to your contract. This feature provides certain benefits if your contract value has not reached or exceeded a target value (as defined below) on its seventh and tenth anniversary. Your benefits under this rider are as follows:

(a) If on the seventh contract anniversary, your contract value has not met or exceeded the target value, we will make a credit to your contract equal to 3% of your purchase payments less adjusted partial withdrawals less purchase payments and purchase payment credits made in the prior five years; and

(b) If on the tenth contract anniversary, your contract value has not met or exceeded the target value, we will make an additional credit to your contract equal to 5% of your purchase payments less adjusted partial withdrawals less purchase payments and purchase payment credits made in the prior five years

On the 10th contract anniversary and every 10 years thereafter while you have the contract, the 10 year calculation period restarts. The contract value (after any credits made) on that anniversary is used as the initial purchase payment for the calculation of the target value and any credit. Additional credits may then be made at the end of each 10 year period as described above.

Target Value

The Target Value accumulates purchase payments at an annual interest rate of 8% until the tenth anniversary less adjusted partial withdrawals also accumulated at 8% until the tenth contract anniversary.


Adjusted Partial Withdrawals

We calculated the adjusted partial withdrawals for each partial withdrawal as the product of (a) times (b) where:

(a) is the ratio of the amount of partial withdrawal (including any applicable withdrawal charge) to the contract value on the date of (but prior to) the partial withdrawal, and

(b)  is the target value on the date of (but prior to) the partial withdrawal.


Reset Option

You can elect to lock in the growth in your contract by restarting the 10-year period on any contract anniversary. If you elect to restart the calculation period, the contract value on the restart date is used as the initial purchase payment for the calculation of the target value and any credit. The next 10 year calculation period will then restart at the end of the new 10 year period from the most recent restart date. We must receive your request to restart the calculation period within 30 days after an anniversary.


Fund Selection to Continue the Rider

You may allocate your purchase payments to any of the subaccounts or the fixed accounts. However, we reserve the right to limit the amount in the fixed accounts and the Money Market Fund to 10% of the contract value. If we are required to activate this restriction and you have more than 10% of your contract value in these accounts, we will send you notice and ask you that you reallocate your contract value so that the limitation is satisfied in 60 days. If after 60 days, the limitation is not satisfied, the rider will be terminated.

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8% Performance Credit Rider Fee

We charge a fee for this optional feature if you choose this option. If selected, we deduct the fee of 0.25% of your contract value on your contract anniversary at the end of each contract year. We pro-rate this fee among the subaccounts and fixed accounts in the same proportion as your interest in each account bears to your total contract value.

We will deduct this fee, adjusted for the number of calendar days coverage was in place, if the contract is terminated for any reason or when annuity payouts begin. We cannot change this fee.


This Rider is effective as of the contract date of this contract unless a different date is shown here.

American Enterprise Life Insurance Company





Secretary